Supplement dated August 3, 2004

To PROSPECTUS SUPPLEMENT dated July 28, 2004
(To Prospectus dated April 23, 2004)

$689,498,100
(Approximate)

HarborView Mortgage Loan Trust 2004-6
Mortgage Loan Pass-Through Certificates, Series 2004-6

Greenwich Capital Acceptance, Inc.

Depositor

Greenwich Capital Financial Products, Inc.

Seller

Wells Fargo Bank, N.A.

Master Servicer

The prospectus supplement dated July 28, 2004 to the prospectus dated April 23, 2004 with respect to the above captioned series is hereby amended as follows:

1.

The text following the sentence “Any representation to the contrary is a criminal offense” on the front cover page is hereby deleted in its entirety and replaced by the following:

Each of Greenwich Capital Markets, Inc. and WaMu Capital Corp. (the “Underwriters”) will offer the certificates purchased by it from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.  Proceeds to the depositor with respect to the offered certificates are expected to be approximately 101.07% of their initial aggregate principal balance plus accrued interest, before deducting issuance expenses payable by the depositor.  See “Method of Distribution” in this prospectus supplement.

July 28, 2004

2.

In each of (a) the first sentence on page S-20, (b) the second sentence in the second paragraph on page S-81, (c) the first sentence on page S-90, (d) the second sentence in the first full paragraph on page S-91, (e) the sixth sentence in the last paragraph on page S-110, (f) the first sentence following the last full paragraph on page S-112, (g) the sentences following the third and fourth bullet point, respectively, on page S-145 and (h) the first sentence in the second full paragraph on page S-148, the word “underwriter” is hereby replaced with the word “underwriters”.

3.

The section “Method of Distribution” is hereby deleted in its entirety and replaced with the following:

Method of Distribution

Subject to the terms and conditions set forth in the underwriting agreement among the depositor, WaMu Capital Corp. and Greenwich Capital Markets, Inc., which is an affiliate of the depositor and the seller, the depositor has agreed to sell to each of the underwriters, and each underwriter has agreed to purchase from the depositor, the offered certificates in the amounts listed in the following table.

Class of Certificates	Greenwich Capital Markets, Inc.	WaMu Capital Corp.
Class 1-A	$27,139,500	$3,015,500
Class 2-A	$79,194,600	$8,799,400
Class 3-A-1	$130,303,800	$14,478,200
Class 3-A-2A	$97,200,000	$10,800,000
Class 3-A-2B	$1,992,600	$221,400
Class 4-A	$180,461,700	$20,051,300
Class 5-A	$73,359,900	$8,151,100
Class A-R	$100	$0
Class B-1	$15,448,500	$1,716,500
Class B-2	$9,773,100	$1,085,900
Class B-3	$5,674,500	$630,500

Distribution of the offered certificates will be made by each underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Each underwriter may effect those transactions by selling offered certificates to or through dealers and those dealers may receive from such underwriter, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions.  Each underwriter and any dealers that participate with such underwriter in the distribution of the offered certificates may be deemed to be an underwriter, and any discounts, commissions or concessions received by them, and any profits on resale of the offered certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

The depositor has been advised by each underwriter that it intends to make a market in the offered certificates purchased by it but has no obligation to do so.  There can be no assurance that a secondary market for the offered certificates will develop or, if it does develop, that it will continue.

The depositor has agreed to indemnify each underwriter against, or make contributions to each underwriter with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

4.

The text following the sentence “We do not claim that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the dates stated on their respective covers” on the back cover page is hereby deleted in its entirety and replaced by the following:

July 28, 2004

August 3, 2004